UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 24, 2020

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Provides Notification on Continued Listing Requirement

LONDON, April 24, 2020

On April 20, 2020, VivoPower International PLC (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that given the recent unprecedented turmoil in financial markets depressing equity prices for a significant number of companies that otherwise remain suitable for continued listing, Nasdaq has determined to toll the compliance periods for the bid price and market value of publicly held shares (“MVPHS”) requirements (collectively, the “Price-based Requirements”) through to June 30, 2020. This is a positive development for the Company, which as a result of the unprecedented sell off in equity markets during March 2020 and continued turmoil since then, fell into non-compliance with Nasdaq Listing Rule 5550(a)(2), requiring that companies listed on the Nasdaq Capital Market maintain a minimum closing bid price of at least $1.00 per share, for 30 consecutive business days.

The compliance periods for the Price-based Requirements will be reinstated on July 1, 2020. However, under Nasdaq Listing Rule 5810(c)(3)(A), the Company has an additional 180 calendar day compliance period to regain compliance by maintaining a closing bid price of a least $1.00 for a minimum of 10 consecutive business days during the tolling period or 180 day period: expiring on December 28, 2020.

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 24, 2020	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman